KAT Exploration, Inc.

2313 Hollyhill Lane

Denton, TX 76205

626.429.2780

November 15, 2021

Patrick Costello

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	KAT Exploration, Inc.
Form 10
File No. 000-56352
Filed October 4, 2021

Dear Mr. Costello

Set forth below is the response for KAT Exploration, Inc., a Nevada corporation (“KATX” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated November 1, 2021, with respect to our Form 10 filed on October 4, 2021.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 13

1.       You disclose on page 13 that you have no beneficial owners of more than 5% of the outstanding shares of your common stock. However, on page 14, you state "As disclosed in Item 4, Ryan Ash is considered control persons and acquired control of the Company." Please revise to provide the beneficial ownership of Mr. Ash and any other promoters with more than 5% of your common stock. Additionally, we note you state "none" for Item 10. Please revise to clarify the extent to which shares were issued to the officer and director or promoters in connection with the custodianship or otherwise.

Response:

Ryan Ash owns 1,000 free trading KATX common shares. Ryan Ash was awarded control via custodianship in the Nevada courts, not via issuance of stock. Mr.(s) Tim and Kenneth Stead own Preferred Share A stock and have included within the Beneficial Owner table.

Item 1. Business, page 14

2.       We note that you state on page 1 that Acropolis Capital Partner is your custodian. On page 14, you state that "Mr. Ash" was appointed custodian by a Nevada court. Also on page 14, you refer to your custodian as "Mr. Glass." We also note the statement on page 2 that Acropolis Capital Partner is controlled by Steven Maatouk. Please revise to reconcile the inconsistencies and provide the information required by Item 404(c) for your promoters.

Response:

Mr. Ash, an individual was appointed custodian of KATX and transferred to Acropolis Capital Partners LLC, whereas, Steven Maatouk and Ryan Ash are both managers in this entity. We have reflected Ryan Ash, being the same as “Acropolis Capital Partners”. Mr. Glass was a typographical error and has been corrected.

Exhibits

3.       We note your articles from 1997 indicate authorized shares of 25,000 and no preferred shares. However, on page 15 you state you are authorized to issue over 24 trillion of common and 35 billion of preferred, and on page 2 you refer to amended and restated articles. Please file your current articles of incorporation as well as your current bylaws, as referenced on page 16.

Response:

We are authorized by our Certificate of Incorporation to issue an aggregate of 2,030,000,000 shares of capital stock, of which 2,000,000,000 are shares of common stock, Par Value $0.0001 per share (the “Common Stock”) and 30,000,000 are shares of preferred stock, Par Value $0.0001 per share (the “Preferred Stock”). As of October 31, 2021, there are 1,759,271,048 shares of Common Stock.

Statement updated.

4.        Please file your agreements with executive officers, directors and promoters. See Item 601(b)(10)(ii)(A) of Regulation S-K.

Response:

Agreements Attached

If you have any questions or comments concerning this response, please call Caren Currier, our company President, at (626) 429-2780 or email Ms. Currier at Carenlarsen@hotmail.com.

KAT EXPLORATION, INC.

By: /s/ Caren Currier
Caren Currier
Chief Executive Officer/President